Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 31, 2008

Consolidated Financial Statements of

TSX GROUP INC.

Years ended December 31, 2007 and 2006

(in thousands of dollars)

kpmg LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of TSX Group Inc. as at December 31, 2007 and 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

January 30, 2008

TSX Group Inc.
Consolidated Balance Sheets
(In thousands of dollars)
December 31, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash	$53,398	$37,018
Marketable securities	249,399	285,055
Accounts receivable	48,438	34,298
Energy contracts receivable	745,378	889,395
Fair value of open energy contracts	74,907	-
Prepaid expenses	6,561	2,914
Future tax asset	22,840	25,095
	$1,200,921	$1,273,775
Premises and equipment	21,324	25,344
Future tax asset	131,613	127,362
Other assets	25,869	12,482
Investment in affiliate	11,731	11,357
Intangible assets	66,578	62,652
Goodwill	65,883	59,866
	$1,523,919	$1,572,838
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$48,175	$39,194
Energy contracts payable	745,378	889,395
Fair value of open energy contracts	74,907	-
Deferred revenue	6,484	6,468
Deferred revenue - initial and additional listing fees	61,820	50,410
Obligation under capital lease	152	778
Income taxes payable	9,724	20,465
	946,640	1,006,710
Accrued employee benefits liabilities	12,113	10,425
Obligation under capital lease	71	145
Other liabilities	30,331	32,880
Deferred revenue - initial and additional listing fees	362,854	295,723
	1,352,009	1,345,883
Shareholders' Equity:
Share capital	379,370	387,501
Share option plan	5,060	3,942
Deficit	(212,520)	(164,488)
	171,910	226,955
	$1,523,919	$1,572,838

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“Wayne Fox”	Chair

“J. Spencer Lanthier”	Director

TSX Group Inc.
Consolidated Statements of Income
(In thousands of dollars, except per share amounts) Years ended December 31, 2007 and 2006

	2007	2006

Revenue:
Issuer services	$ 133,939	$ 108,483
Trading and related	169,237	146,253
Market data	110,241	86,941
Business services and other	11,307	11,170

	424,724	352,847

Expenses:
Compensation and benefits	96,251	79,006
Information and trading systems	26,505	22,014
General and administration	43,006	34,228
Amortization	15,838	13,048

	181,600	148,296

Income from operations	243,124	204,551

Income (loss) from investment in affiliate	374	(82)
Investment income	13,899	14,425

Income before income taxes	257,397	218,894

Income taxes	108,700	87,370

Net Income	$ 148,697	$ 131,524

Earnings per share:
Basic	$ 2.19	$ 1.92
Diluted	$ 2.17	$ 1.91

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Common shares:
Balance, beginning of year	$ 387,501	$ 380,925
Proceeds on options exercised	4,416	5,296
Cost of exercised options	1,165	1,280
Purchased under normal course issuer bid	(13,712)	-

Balance, end of year	379,370	387,501

Share option plan:
Balance, beginning of year	3,942	2,669
Cost of exercised options	(1,165)	(1,280)
Cost of share option plan	2,283	2,553

Balance, end of year	5,060	3,942

Deficit:
Balance, beginning of year	(164,488)	(205,799)
Transitional adjustment	621	-
Net income	148,697	131,524
Dividends on common shares	(103,465)	(90,213)
Purchased under normal course issuer bid	(93,885)	-

Balance, end of year	(212,520)	(164,488)

Shareholders' equity, end of year	$ 171,910	$ 226,955

See accompanying notes to consolidated financial statements.

TSX Group Inc.
Consolidated Statements of Cash flows
(In thousands of dollars)

	2007	2006

Cash flows from (used in ) operating activities:
Net income	$ 148,697	$ 131,524
Adjustments to determine net cash flows:
Amortization	15,838	13,048
Unrealized loss on marketable securities	3,142	-
(Income) loss from investment in affiliate	(374)	82
Cost of share option plan	2,283	2,553
Future tax asset	(3,060)	(12,608)
Accounts receivable and prepaid expenses	(15,173)	(6,095)
Energy contract receivables	144,017	114,925
Other assets	(3,122)	544
Accounts payable and accrued liabilities	7,878	(11,144)
Energy contract payables	(144,017)	(114,925)
Long-term accrued and other liabilities	(907)	11,709
Deferred revenues	78,027	67,346
Income taxes payable	(11,549)	(7,431)

	221,680	189,528

Cash flows from (used in ) financing activities:
Reduction in obligation under capital lease	(786)	(838)
Proceeds on options exercised	4,416	5,296
Dividends on Common shares	(103,465)	(90,213)
Purchased under normal course issuer bid	(107,597)	-

	(207,432)	(85,755)

Cash flows from (used in ) investing activities:
Additions to premises and equipment	(6,504)	(4,228)
Acquisitions, net of cash acquired	(8,142)	(53,704)
Marketable securities	33,268	(37,308)
Additions to intangible assets	(6,225)	-
Purchase of option to acquire NetThruPut Inc.	(10,265)	-

Increase (decrease) in cash	16,380	8,533
Cash, beginning of period	37,018	28,485

Cash, end of period	$ 53,398	$ 37,018

Supplemental cash flow information:
Interest paid	$ 979	$ 741
Interest received	$ 16,090	$ 15,026
Income taxes paid	$ 124,601	$ 124,601

See accompanying notes to consolidated financial statements

TSX GROUP INC.
Notes to Consolidated Financial Statements
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

TSX Group Inc. (the "Company") owns and operates two national stock exchanges, Toronto Stock Exchange, serving the senior equity market and TSX Venture Exchange, serving the public venture equity market, Natural Gas Exchange Inc. (“NGX”), an exchange for the trading and clearing of natural gas and electricity contracts in North America, Shorcan Brokers Limited (“Shorcan”), a fixed income inter-dealer broker, and The Equicom Group Inc. (“Equicom”), providing investor relations and related corporate communications services.

1.	Significant accounting policies:
(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, TSX Inc. (“TSX”), NGX, Shorcan, Equicom and the wholly-owned subsidiaries TSX, TSX Venture Exchange Inc. and NGX.

On August 14, 2007, the Company and International Securities Exchange, Inc. (“ISE”) announced the execution of a shareholders agreement for CDEX Inc. (“CDEX”), which was created to operate DEX™, a new derivatives exchange scheduled to begin operations in March, 2009. CDEX is owned 52 per cent by the Company and 48 per cent by ISE Ventures LLC, a wholly-owned subsidiary of ISE. At December 31, 2007, CDEX’s only significant assets and liabilities were cash from financing activities and investment income in the amount of $26,420 and accrued liabilities of $990. CDEX is accounted for using proportionate consolidation (note 20).

Intercompany balances and transactions have been eliminated upon consolidation.

(b)	Financial instruments:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income.

The comparative consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact in respect thereof (note 19). The Company had no other comprehensive income

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Significant accounting policies (continued):
(b)	Financial instruments (continued):

or loss transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

The new standards require all derivative financial instruments to be recognized on the Company’s consolidated balance sheet at fair value. Accordingly, the fair value of all open energy contracts outstanding at December 31, 2007 has been recognized. As described in note 6, each open energy contract with a counterparty has an equal and offsetting contract with another counterparty, resulting in an equivalent asset and liability of $74,907.

(c)	Amortization:

Amortization is provided over the following useful lives of the assets:

Asset	Basis	Rate

Premises under capital lease	Straight line	25 years
Computers and electronic trading equipment	Straight line	3 - 5 years
Furniture, fixtures and other equipment	Straight line	5 years
Leasehold improvements	Straight line	Over terms of various
leases to a maximum
of 15 years
Intangible assets comprising:
Customer bases	Declining balance	2.0 - 8.0%
Data licence	Straight line	10 years
Capitalized software	Straight line	5 years

(d)	Revenue recognition:

Revenue for goods and services is recognized when the services are provided or the goods are sold.

Trading and related revenues for capital markets are recorded and recognized as revenue in the month in which the trades are executed or when the related services are provided.

Fees relating to NGX trading, clearing and settlement are recognized over the period the services are provided. Revenues and expenses related to the value of energy products traded or swap differential payments made during the year, and unrealized gains and losses on open energy contracts, are not recognized in these consolidated financial statements as NGX does not function as principal in these trading activities.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Significant accounting policies (continued):
	(d)	Revenue recognition (continued):

Issuer service revenues are derived primarily from recurring annual sustaining fees and transaction-based fees for initial and additional listings. Sustaining fees for existing issuers are billed during the first quarter of the year and the amount is recorded as deferred revenue and amortized over the year on a straight-line basis. Initial and additional listing fees are recorded as deferred revenue – initial and additional listing fees and are recognized on a straight-line basis over an estimated service period of ten years.

Real time market data revenue is recognized based on usage as reported by customers and vendors. The Company conducts periodic audits of the information provided and records additional revenues, if any, at that time. Fixed income indices revenue is recognized over the period the service is provided. Other market data revenue and business services and other revenue is recorded and recognized as revenue in the month in which the services are provided.

(e)	Income taxes:

Future income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enacted or substantive enactments occur.

(f)	Employee future benefits:

TSX, TSX Venture Exchange Inc. and NGX have registered pension plans with a defined benefits tier and a defined contributions tier covering substantially all of their employees, as well as a retirement compensation arrangement ("RCA") for senior management. Benefits are based on years of service and the employee's compensation. The costs of these programs are being funded currently. In addition, the Company provides other employee future benefits, such as supplementary medical and dental coverage, to defined eligible employees ("other benefit plans"). The cost of the other benefit plans is not being funded; however, a provision for this has been made in the accounts.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Significant accounting policies (continued):
(f)	Employee future benefits (continued):

The Company accrues its obligations under employee defined benefit plans as the employees render the services necessary to earn pension and other employee future benefits.

The Company has adopted the following policies for its benefit plans:

(i)	The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of salary escalation, retirement ages and expected health care cost.
(ii)	For the purpose of calculating expected return on plan assets, those assets are valued at fair value.
(iii)	Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period of employees active at the time of the amendment.
(iv)	Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10% of the greater of the accrued benefit obligations and the fair value of plan assets is amortized over the expected average remaining service period of active employees.
(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(g)	Intangible assets:

Intangible assets consisting of customer bases, a long-term data licence and capitalized software are reviewed at least annually. When the carrying amount of the intangible asset exceeds the implied fair value of the intangible asset, an impairment loss is recognized as an amount equal to the excess and is identified separately on the statement of income.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Significant accounting policies (continued):
(h)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the effective date of the transaction.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is initially determined as described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is recorded in the statement of income before extraordinary items and discontinued operations.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; including deferred revenue, intangible assets, pension plan assets and liabilities, long term incentive plan liabilities and the fair value of open energy contracts. Management also makes estimates that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Significant accounting policies (continued):

(j) Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive. The number of additional shares is calculated using the treasury stock method which assumes that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(k)	Related party transactions:

Any transactions entered into between the Company and related parties are on terms and conditions that are at least as favourable to the Company as market terms and conditions and are recorded at the agreed upon exchange amount.

(l)	Share-based compensation:

The Company has share-based compensation plans, which are described in notes 14 and 15. The Company accounts for all share-based payments to eligible employees that call for settlement by the issuance of equity instruments, granted on or after January 1, 2003, using the fair value based method. Under the fair value based method, compensation cost attributable to options to employees is measured at fair value at the grant date and amortized over the vesting period. Compensation cost attributable to awards to such employees that call for settlement in cash is measured at intrinsic value and amortized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

For options that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Significant accounting policies (continued):
(m)	Capital disclosures and Financial Instruments:

In December 2006, the CICA issued Section 1535, “Capital Disclosures,” which establishes standards for disclosing an entity’s objectives, policies and processes for managing capital, Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”. The new standards are effective for the Company beginning January 1, 2008. The Company is determining the impact that these changes will have on its consolidated financial statements once adopted.

2.	Premises and equipment:

		Accumulated	Net book
As at December 31, 2007	Cost	amortization	value

Premises under capital lease	$12,317	$12,129	$ 188
Computers and electronic
trading equipment	65,262	54,117	11,145
Furniture, fixtures and other equipment	17,722	16,346	1,376
Leasehold improvements	40,599	31,984	8,615

	$135,900	$114,576	$ 21,324

		Accumulated	Net book
As at December 31, 2006	Cost	amortization	value

Premises under capital lease	$12,317	$11,473	$ 844
Computers and electronic trading equipment	61,149	47,952	13,197
Furniture, fixtures and other equipment	16,859	15,611	1,248
Leasehold improvements	37,734	27,679	10,055

	$128,059	$102,715	$ 25,344

Amortization charged for the year was $11,102 (2006 - $10,565).

3.	Other assets:

As at December 31	2007	2006

Option to acquire NetThruPut Inc.	$ 10,265	$ –
Accrued benefit assets (note 4)	9,600	9,300
Other assets	6,004	3,182

	$ 25,869	$12,482

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

3.	Other assets (continued):

On September 6, 2007, the Company entered into an agreement with Enbridge Inc. (“Enbridge”) and Circuit Technology Limited (“Circuit”) granting it the option to acquire NetThruPut Inc. (“NTP”) at a time after March 15, 2009. The Company paid $9,500 plus acquisition costs of $765 for the right to acquire all the shares of NTP from its shareholders at a price between $40,000 and $95,000. A portion of the purchase price will be satisfied by the issuance of the Company’s shares, subject to Toronto Stock Exchange regulatory approval. This agreement also provides Enbridge and Circuit with the right to sell all the shares of NTP under the same terms to the Company. Exercise of the option by either the Company or NTP’s shareholders is subject to certain closing conditions (note 22).

4.	Employee future benefits:

Information about the Company's benefit plans is as follows:

Total cash amounts recognized as paid or payable for employee future benefits in 2007, consisting of employer contributions to the defined benefit pension plans, employer contributions to the other benefit plans, and employer contributions to the defined contribution plans, was $ 5,366 (2006 - $5,198).

Defined benefit plans:

Commencing January 1, 2004, the Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 of each year. The most recent actuarial valuation of the registered pension plan for funding purposes was as at December 31, 2005, and the next required valuation will be as at December 31, 2008. For the RCA plan, the most recent actuarial valuation for funding purposes was as at December 31, 2006, and the next required valuation will be as at December 31, 2007.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

4.	Employee future benefits: (continued)

Pension and RCA plans			Other benefit plans
As at December 31	2007	2006	2007	2006

Accrued benefit obligation:
Balance, beginning of year	$54,119	$52,421	$12,954	$11,572
Current service cost	2,003	2,174	1,200	1,287
Interest cost	2,944	2,728	692	671
Benefits paid	(1,962)	(2,797)	(163)	(148)
Employee contributions	290	311	–	–
Actuarial losses (gains)	(1,854)	37	(535)	(428)
Plan amendments	–	(755)	(4,933)	–
Net transfers in (out)	174	–	–	–

Balance, end of year	$55,714	$54,119	$9,215	$12,954

	Pension and RCA plans		Other benefit plans

As at December 31	2007	2006	2007	2006

Plan assets:
Fair value, beginning of year	$52,777	$49,478	$–	$–
Actual return on plan assets	3,284	2,969	–	–
Employer contributions	3,424	2,816	163	148
Employee contributions	290	311	–	–
Benefits paid	(1,962)	(2,797)	(163)	(148)
Net transfers in (out)	135	–	–	–

Fair value, end of year	$57,948	52,777	$–	$–

Funded status-plan surplus (deficit)	$2,234	$(1,342)	(9,215)	$(12,954)
Unamortized net actuarial loss	6,669	9,628	1,778	2,368
Employer contributions after
measurement date	416	619	41	39

Unamortized transitional
obligation	27	42	–	–

Unamortized past service costs	254	353	(4,717)	122

Accrued benefit asset (liability)	$9,600	$9,300	$(12,113)	$(10,425)

  The accrued benefit assets and accrued benefit obligations are included in the Company’s consolidated balance sheet as follows:

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

4.	Employee future benefits (continued):

	Pension and RCA plans		Other benefit plans
As at December 31	2007	2006	2007	2006

Other assets	$9,600	$9,300	$–	$–

Long-term liabilities	–	–	(12,113)	(10,425)

Total	$9,600	$9,300	$(12,113)	$(10,425)

Plan assets consist of:

Asset category		Percentage of plan assets

		2007	2006
Equity securities		52%	48%
Debt securities		34%	38%
Canada Revenue Agency refundable tax account		14%	14%

		100%	100%

The elements of the Company’s defined benefit plan costs recognized in the year are as follows:

	Pension and RCA plans		Other benefit plans
As at December 31	2007	2006	2007	2006

Current service cost, net of employees’
contributions	$2,003	$2,174	$1,200	$ 1,287
Interest cost	2,944	2,728	692	671
Actual return on plan assets	(3,284)	(2,969)	–	–
Plan amendments	–	(755)	(4,933)	–
Actuarial losses (gains)	(1,854)	2,007	(535)	(428)

	(191)	3,185	(3,576)	1,530
Elements of employee future benefit costs
before adjustments to recognize the long-
term nature of employee future benefit costs:

Difference between expected return and
actual return on plan assets for the year (a)	628	334	–	–

Difference between actuarial (gains) losses
recognized for the year and actual actuarial
(gains) losses on accrued benefit obligations
for the year (b)	2,209	(1,691)	590	519

Difference between amortization of past
service costs for the year and actual plan
amendments for the year (c)	99	854	4,839	7
respect of transitional obligation (asset)	15	16	–	–
Net benefit plan expense	$2,760	2,698	1,853	2,056

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

4.	Employee future benefits (continued):

(a)	Expected return on plan assets of $ 2,656 (2006 - $ 2,635) less the actual return on plan assets of $ 3,284 (2006 - $ 2,969).

(b)	Actuarial (gain) loss recognized for the year of $ 355 (2006 - $316) less the actual actuarial (gain) loss on accrued benefit obligation of $ (1,854) (2006 - $2,007).

(c)	Amortization of past service costs for the year of $ 99 (2006 - $99) less the actual plan amendments for the year of $Nil (2006 – ($755)).

The significant actuarial assumptions adopted in measuring the obligation are as follows (weighted average):

	Pension and RCA plans		Other benefit plans
As at December 31	2007	2006	2007	2006

Discount rate	5.65%	5.25%	5.65%	5.40%
Rate of compensation increase	4.00%	4.00%	n/a	n/a
Expected long-term rate of return
on plan assets	5.60%	6.00%	n/a	n/a

The assumed health care cost trend rate at December 31, 2007 was 8.5% (2006 – 7.0%), decreasing to 4.9% (2006 – 4.6%) over eight years (six years in 2006).

Increasing or decreasing the assumed health care cost trend rates by one percentage point would have the following effects for 2007:

	Increase	Decrease
Total of service and interest cost	$546	$(443)
Accrued benefit obligation	$1,932	$(1,490)

In 2007, the Company contributed and expensed $1,980 (2006 - $1,884) to the defined contribution tier, which amounts are not included in the recognized defined benefit costs above.

The average remaining service period of the active employees covered by the pension plans is 13 years (2006 – 14 years). The average remaining service period of the active employees covered by the other retirement benefits plans is 18 years (2006 – 19 years).

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Investment in affiliate:

The Company owns a 47% equity interest in CanDeal.ca Inc. (“CanDeal”), an electronic trading system for the institutional debt market. The investment is accounted for using the equity method. As part of the investment, the Company and CanDeal entered into an agreement under which the Company would provide technological services in support of CanDeal's electronic trading system. In 2007, the Company charged CanDeal $185 (2006 - $228) for technology services and remitted to CanDeal $680 (2006 - $642) as part of a revenue sharing arrangement and for the supply of technology development.

6.	NGX clearing risk and backstop fund:

As an electronic exchange and clearing house for physical and financial natural gas and electricity contracts, NGX is the central counterparty for all transactions traded on the exchange between participants (“Contracting Party”). Physical contracts have fixed prices determined by the electronic matching of bids and offers from Contracting Parties at the time the trades are initiated. Financial contracts, generally swaps, require the payment of a differential between fixed prices, as agreed through the bid and offer process, and specified market indices at future dates. The terms of energy contracts outstanding at December 31, 2007 range from one day to five years.

NGX does not take physical delivery of energy products traded on the exchange. In the event of non-performance by a Contracting Party in a physical transaction, NGX has arranged for third party physical backstopping with the hub operator or other third parties, with all related costs payable by the non-performing Contracting Party.

As a clearing house, NGX is exposed to credit risk in the event that a Contracting Party fails to pay amounts owing to NGX (recorded on the balance sheet as energy contracts receivable). NGX is exposed to market price risk if a Contracting Party fails to take or deliver energy products which have been contracted at prices less favourable than current market prices. To mitigate these risks, NGX maintains comprehensive credit policies and practices. NGX requires each Contracting Party to provide sufficient collateral, in the form of cash or letters of credit, to exceed all outstanding credit exposure as determined by NGX in accordance with its margining methodology. This collateral may be accessed by NGX in the event of default by a Contracting Party. NGX measures total potential exposure for each Contracting Party on a real-time basis as the aggregate of:

(i) Outstanding energy contracts receivable;

(ii) “Variation Margin”, comprised of the aggregate “mark-to-market” exposure for all forward purchase and sale contracts with an adverse value from the perspective of the customer; and

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

6.	NGX clearing risk and backstop fund (continued):

(iii) “Initial Margin”, an amount that estimates the worst expected loss that a contract might incur under normal market conditions during a liquidation period.

As a result of these calculations of Contracting Party exposure at December 31, 2007, NGX held cash collateral deposits of $273,612 (2006 - $296,957) and letters of credit of $2,230,928 (2006 - $2,087,175). Cash collateral deposits are segregated in individually designated bank accounts held by NGX at a major Canadian chartered bank. NGX also maintains a clearing backstop fund, which was increased on November 1, 2007 from secured $30,000 Canadian to unsecured U.S. $100,000. The Company is the guarantor of this fund.

In addition to continuous monitoring of margin requirements, NGX requires the use of a Contracting Party agreement, a standardized agreement that allows for netting of positive and negative exposures associated with a single Contracting Party. NGX also monitors the financial condition of Contracting Parties (and their support providers, if any). In the event of a default by a Contracting Party, including a failure to take delivery of product, a failure to deliver product, failure to pay, failure to deposit collateral, or insolvency, NGX has the right to liquidate that Contracting Party’s open positions, draw down their collateral and terminate them from transacting on the exchange.

7.	Goodwill and intangible assets:

Goodwill is tested for impairment at least annually. The tests were performed in the fourth quarter. The Company found that the fair values of its reporting units were not impaired. Therefore, the second step of the impairment test was not required.

At the time of the respective purchases, the Company recorded intangible assets related to the customer bases of TSX Venture Exchange Inc., NGX, Oxen, Shorcan, and Equicom and, in connection with the acquisition of PC Bond®, the customer base and a long-term data licence under which Scotia Capital Inc. provides fixed income pricing data.

During 2007, the Company capitalized $5,725 of software development costs incurred to build the TSX Quantum trading engine.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

7.	Goodwill and intangible assets (continued):

	2007	2006

Intangible assets, beginning of year	$62,652	$30,700
Acquisition of intangible assets	2,936	34,435
Other additions – TSX Quantum	5,725	–
Less amortization of intangible assets	(4,735)	(2,483)

Intangible assets, end of year	$66,578	$62,652

8.	Commitments:

The Company is committed under long-term leases as follows:

(a)

The rental of office space, under various long-term operating leases with remainingterms of up to 12 years and a capital lease for an initial term of 25 years with an additional 10-year renewal option.

(b) The rental of computer hardware and software for terms of one to three years.

Current lease obligations over the remaining terms of the operating leases are as follows:

Years ending December 31:

2008	$ 16,004
2009	14,731
2010	11,616
2011	6,431
2012	5,226
Thereafter	24,552

$ 78,560

9.	Segmented information:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada’s two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange and Shorcan, a fixed income inter-dealer broker and Equicom, an investor relations and corporate communications services provider. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through NGX.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Segmented information (continued):

	Capital Markets*	Energy Markets*	Total

2007
Total Revenue	$402,756	$21,968	$424,724
Net Income	144,395	4,302	148,697
Goodwill	44,604	21,279	65,883
Total Assets	647,291	876,628	1,523,919
2006
Total Revenue	$332,764	$20,083	$352,847
Net Income	126,817	4,707	131,524
Goodwill	38,587	21,279	59,866
Total Assets	625,715	947,123	1,572,838

* Includes results from dates of acquisition in the year.
10.	Other liabilities:

Other liabilities include amounts payable under the long-term incentive plan (note 15), liabilities due to the contraction of office space and amounts due on acquisitions made during the previous years.

11.	Deferred revenue – initial and additional listing fees:

Deferred revenue – initial and additional listing fees represents non-refundable fees received from listed issuers. This deferred revenue is recognized on a straight-line basis over an estimated service period of ten years.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.	Shareholders’ equity:

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. No preference shares have been issued.

Each common share of the Company entitles its holder to one vote at all meetings of shareholders subject to certain restrictions with respect to the voting rights and the transferability of the shares. No person or combination of persons acting jointly or in concert is permitted to beneficially own or exercise control or direction over more than 10% of any class or series of voting shares of the Company without the prior approval of the Ontario Securities Commission.

Each common share of the Company is also entitled to receive dividends if, as and when declared by the Board of Directors of the Company. All dividends that the Board of Directors of the Company may declare and pay will be declared and paid in equal amounts per share on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate in any distribution of the net assets of the Company upon liquidation, dissolution or winding-up on an equal basis per share, but subject to the rights of the holders of the preference shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares, except for the compulsory sale of shares or redemption provision described in connection with enforcing the restriction on ownership of voting shares of the Company.

Details of capital transactions are as follows:

	Number				Total
	of common	Share		Share	shareholders'
	shares	capital	Deficit	option plan	equity

Balance, December 31, 2005	68,093,018	$ 380,925	$ (205,799)	$2,669	$ 177,795
Net income	–	–	131,524	–	131,524
Dividends	–	–	(90,213)	–	(90,213)
Exercised options	328,246	6,576	–	–	6,576
Share option costs	–	–	–	1,273	1,273

Balance, December 31, 2006	68,421,264	387,501	(164,488)	3,942	226,955

Net income	–	–	148,697	–	148,697
Dividends	–	–	(103,465)	–	(103,465)
Exercised options	256,968	5,581	–	–	5,581
Share option costs	–	–	–	1,118	1,118
Transitional adjustment (note 1)	–	–	621	–	621
Normal course issuer bid	(2,399,862)	(13,712)	(93,885)	–	(107,597)

Balance, December 31, 2007	66,278,370	$379,370	$ (212,520)	$ 5,060	$ 171,910

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.	Shareholders’ equity (continued):

On August 1, 2007, the Company received approval from Toronto Stock Exchange to repurchase up to 6,841,051 of its common shares under a normal course issuer bid (“NCIB”). Purchases may be made over a one year period to end on August 6, 2008. Common shares purchased under the NCIB are cancelled. From August 7, 2007 to December 31, 2007, the Company purchased 2,399,862 common shares at an aggregate cost of $107,597 of which $13,712 was charged to share capital and the excess of the cost of the NCIB over the stated value of the common shares of $93,885 was charged to the deficit. On December 10, 2007, the Company announced termination of the pre-defined plan with its appointed broker to automatically repurchase its common shares.

13.	Employee share purchase plan:

The Company offers an employee share purchase plan for eligible employees of the Company and of its designated subsidiaries. Under the employee share purchase plan, contributions by the Company and by eligible employees will be used by the plan administrator, CIBC Mellon Trust Company, to make purchases of common shares of the Company on the open market. Each eligible employee may contribute up to 10% of the employee's salary to the employee share purchase plan. The Company will contribute to the plan administrator the funds required to purchase one common share of the Company for each two common shares purchased on behalf of the eligible employee, up to a maximum annual contribution of $2.5. Shareholder approval is not required for this plan or any amendments to the plan.

The Company accounts for its contributions as compensation expense when the amounts are contributed to the plan. Compensation expense related to this plan was $914 for the year ended December 31, 2007 (2006 - $881).

14.	Share option plan:

The Company established a share option plan in 2002, the year of its initial public offering. All employees or officers of the Company and those of its designated subsidiaries at or above the director level are eligible to be granted share options under the option plan. According to the terms of the plan, under no circumstances may any one person’s share options and all other share compensation arrangements exceed 5% of the outstanding common shares of the Company. 4,421,950 common shares of the Company remain reserved for issuance upon exercise of share options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

14.	Share option plan (continued):

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.52%; expected volatility of 25%; risk-free interest rate of 4% and expected life of 7 years.

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2006: dividend yield of 2.75%; expected volatility of 25%; risk-free interest rate of 4% and expected life of 7 years.

Share options granted in 2007 have strike prices in the range of $42.80 to $53.04. Share options granted in 2006 had strike prices in the range of $47.30 to $49.64.

Share options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	2007			2006

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	share options	price	share options	price

Outstanding, beginning of year	1,096,650	$ 25.17	1,248,462	$18.98
Granted	219,948	52.48	194,262	49.49
Forfeited	(86,108)	45.59	(17,828)	23.63
Exercised	(256,968)	17.19	(328,246)	16.13

Outstanding, end of year	973,522	$ 31.64	1,096,650	$25.17

517,271 share options were fully vested and exercisable at strike prices in the range of $10.53 to $49.64 at December 31, 2007. During 2007, the Company recognized compensation cost of $2,283 (2006 - $2,553) in respect of its share option plan.

15.	Interim bonus and long-term incentive plan:

Effective January 1, 2001, TSX introduced an interim bonus plan (in lieu of a long-term incentive plan) for employees or officers at or above the director-level of TSX and its designated subsidiaries. The interim bonus plan provided eligible employees with a deferred award based on the annual financial performance of the Company. Amounts earned in 2001 were converted into deferred share units for executive officers and restricted share units for other participants based on the price of one common share of the Company in conjunction with the public offering

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

15.	Interim bonus and long-term incentive plan (continued):

of the Company. Amounts earned in 2002 were converted into deferred share units or restricted share units based on the value of one common share of the Company on December 31, 2002.

Deferred share units vested over a three year period ended December 31, 2005, but can only be redeemed upon termination of employment or retirement by cash payment. Restricted share units vested and were redeemed in cash by December 31, 2005.

In January 2004, the Board approved a long-term incentive plan for employees or officers at or above the director-level of the Company and its designated subsidiaries or employees below the director-level designated by the CEO of the Company, which provides for the granting of restricted share units ("RSUs”). The amount of the award payable at the end of three years will be determined by the total shareholder return at the end of the three year period. Total shareholder return represents the appreciation in share price of the Company plus dividends paid on a common share of the Company, measured at the time RSUs vest.

The Company records its obligation under the long-term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to economically hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 19). As at December 31, 2007, the total accrual for the RSUs is $7,420 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. In prior years, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid.

The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return to the time of payout. Effective January 1, 2007, the Company changed its method of estimating the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company’s common shares for the period. Having monitored fluctuations in the Company’s share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $1,118 for the year ended December 31, 2007.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

16.	Earnings per share:

	2007	2006

Net income	$148,697	$131,524
Basic weighted average number
of common shares outstanding	67,970,365	68,329,758
Basic earnings per share	$2.19	$1.92
Diluted weighted average
number of common shares outstanding	68,464,095	68,998,718
Diluted earnings per share	$2.17	$1.91

17.	Income taxes:

Income tax expense attributable to income differs from the amounts computed by applying the combined federal and provincial income tax rate of 35.03% (2006 – 35.06%) to pre-tax income from operations as a result of the following:

	2007	2006

Income before income taxes	$257,397	$218,894

Computed expected income tax expense	$90,166	$76,744
Non-deductible expenses	1,076	948
Share of affiliate loss (income)	(132)	29
Deferred revenue not affecting income tax expense	(1,846)	(2,668)
Impact of changes in substantively enacted
income tax rates	15,091	11,047
Other	4,345	1,270

	$108,700	$87,370

The income tax provisions for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006

Current income tax expense	$111,770	$99,978
Future income tax benefit	(3,070)	(12,608)

	$108,700	$87,370

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

17.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax asset at December 31, 2007 and 2006 are presented below:

	2007	2006

Non-capital loss carryforwards	$325	$742
Premises and equipment	4,445	5,309
Cumulative eligible capital	28,720	35,139
Financing costs	–	277
Deferred listing revenue	125,341	110,754
Other temporary differences	(4,378)	236

	$154,453	$152,457

Future tax asset:
Current	$22,840	$25,095
Long-term	131,613	127,362

	$154,453	$152,457

18.	Regulatory services:

Since 2002, the Securities Commissions of Alberta, British Columbia, Manitoba, Ontario and Quebec (the commissions) have recognized Market Regulation Services Inc. ("RS") as a self-regulatory organization and approved the retention of RS to perform certain market regulation functions formerly performed by TSX. RS is a private corporation jointly owned by TSX and the Investment Dealers Association of Canada and operated on a not-for-profit basis in accordance with its articles. RS provides regulatory services to Canadian marketplaces (i.e., exchanges, alternative trading systems and quotation and trade reporting systems) that contract with it, in consideration of fees to be paid by such marketplaces and their participants. TSX and TSX Venture Exchange Inc. have retained RS to perform certain market regulation functions.

For the year ended December 31, 2007, $7,184 (2006 - $7,189) of business services revenue was earned for technology services provided to RS and $3,538 (2006 - $3,889) was paid to RS for services provided by RS.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

19.	Financial instruments:

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

(a)	Marketable securities:

The investment portfolio includes pooled fund investments managed by an external investment fund manager. Market values for securities held by the pooled funds are determined by reference to quoted market prices. There is no contractual maturity date for the investments.

The Company has designated its marketable securities as held-for-trading. At December 31, 2007, these investments have been measured at fair value and unrealized net losses of $3,142 have been reflected in net income in the consolidated financial statements for the year ended December 31, 2007.

The carrying and fair values of the investment portfolio are as follows:

As at December 31		2007		2006

	Carrying	Fair	Carrying		Fair
	value	value	value		value

Money market fund	$166,457	$166,457	$184,019		$184,019
Short-term bond and
mortgage fund	82,942	82,942	101,036		101,790

	$249,399	$249,399	$285,055		$285,809

(b) Swaps:

TSX has entered into total return swaps (“TRSs”) which synthetically replicate the economics of TSX purchasing the Company’s shares as a partial fair value hedge to the share appreciation rights of RSUs and deferred share units that are awarded to directors and employees of the Company and its designated subsidiaries (note 15). TSX marks to market the fair value of the TRSs as an adjustment to income, and simultaneously marks to market the liability to holders of the RSUs and deferred share units as an adjustment to income. The fair values of the TRSs and the obligation to unit holders are reflected on the balance sheet. The TRSs are settled in cash upon maturity.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

19.	Financial instruments (continued):
(b) Swaps (continued):

The following tables represent the TRSs which are outstanding at December 31.

As at December 31, 2007:

	Remaining term to maturity
		(notional amount)				Fair value

		Under 1	1 to 3
		year	years	Total	Gain	Loss	Net

Equity Swap Contract # 5		$695	$–	$ 695	$627	$–	$627
Equity Swap Contract #10		664	–	664	82	–	82
Equity Swap Contract #13		–	854	854	10	–	10
Equity Swap Contract #14		5,310	–	5,310	422	–	422
Equity Swap Contract #15		2,453	–	2,453	563	–	563
Equity Swap Contract #16		10,548	–	10,548	2,422	–	2,422

	$	$ 19,670	$854	$ 20,524	$4,126	$–	$4,126

As at December 31, 2006:

	Remaining term to maturity
	(notional amount)					Fair value

		Under 1	1 to 3
		year	years	Total	Gain	Loss	Net

Equity Swap Contract #5		$695	$–	$ 695	$457	$–	$457
Equity Swap Contract #7		12,388	–	12,388	736	–	736
Equity Swap Contract #8		621	–	621	–	(11)	(11)
Equity Swap Contract #10		–	664	664	–	(13)	(13)
Equity Swap Contract #11		4,268	–	4,268	–	(333)	(333)
Equity Swap Contract #12		620	–	620	–	(22)	(22)

		$18,592	$664	$ 19,256	$1,193	$(379)	$814

The unrealized gains reflected in net income during the twelve month period ended December 31, 2007 were $3,008 (2006 - $405).

(c) NGX energy contracts:

NGX energy contract receivable and payable positions are recognized for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not yet been made.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

19.	Financial instruments (continued):

The fair value at the balance sheet date of the undelivered physically settled trading contracts and the forward financially settled trading contracts is recognized in the consolidated assets and liabilities as open energy contracts. There is no impact on the consolidated statement of income.

(d)	Foreign currency risk:

Accounts receivable include U.S. $8,579 (2006 - U.S. $5,246), which are exposed to changes in the U.S. - Canadian dollar exchange rate.

20.	Acquisition:

On December 10, 2007, the Company and Montreal Exchange Inc. (“MX”) entered into a combination agreement pursuant to which the Company will indirectly acquire all of MX’s outstanding common shares for a total consideration consisting of up to 15,346,000 common shares of the Company and up to $428,200 in cash. The total purchase price, based on preliminary estimates, has been estimated at $1.25 billion. The Company intends to finance the cash consideration with a three year term facility of $430,000. All MX outstanding share options will be cancelled under the terms of the combination agreement and will be exchanged for approximately 175,305 of the Company’s share options. The transaction is expected to close in the first quarter of 2008, subject to the approval of MX shareholders and receipt of all necessary regulatory approvals.

In connection with the announcement of the agreement to combine the Company with MX, the Company provided ISE with a notice of a competing transaction as required under the terms of the CDEX shareholders’ agreement. If the parties are unable to agree to an alternative business arrangement, originally by January 10, 2008 and subsequently extended to March 31, 2008 through an amending agreement, the Company will be required to pay ISE $15,000, plus interest. If this payment is required, it will be expensed in the period incurred.

21.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year.

TSX GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2007 and 2006

22.	Contingent liabilities:

The Company may make additional payments of up to a maximum $19,200 contingent on the results of acquisition operations within the next three years and payments ranging from $40,000 to $95,000 in connection with the acquisition of NTP (note 3).

From time to time in connection with its operations, the Company or its subsidiaries are named as a defendant in actions for damages and costs sustained by plaintiffs, or as a respondent in court proceedings challenging the Company’s or its subsidiaries’ regulatory actions, decisions or jurisdiction. In 2005, TSX Venture Exchange was named as a defendant in an action for unspecified damages. The Company believes this claim is without merit and intends to vigorously defend the action. Accordingly, no provision has been set up in the accounts.